1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
October 13, 2022	www.integraresources.com

INTEGRA PROVIDES UPDATE ON PROJECT PERMITTING AT DELAMAR GOLD-SILVER PROJECT,
COMMENCES 11,000 M OXIDE EXPANSION DRILL PROGRAM

  The Company has completed more than 80% of required fieldwork related to the baseline studies in anticipation for the filing of the Mine Plan of Operations ("MPO") in late 2023.
    These 9 initial baseline studies have been completed by utilizing more than 45 consultants from 9 consulting firms.
  20,000 meters ("m") of condemnation, geotechnical, and metallurgical drilling have been completed over the last 4 years with an additional 9,000 m expected in the coming years leading up to construction.
  Surface water hydrology and water quality as well as groundwater quality and modeling have been underway since 2021.  The Company drilled a total of 32 groundwater monitoring wells over the 2020 and 2021 field seasons in response to proposed mine features.
  Geochemical characterization including pit wall modeling and humidity cell testing began in early 2022 and will continue into 2023.
  The MPO, which defines the future potential impacts of the DeLamar Project, is expected to be submitted to the Bureau of Land Management ("BLM") for completeness review in Q4 of 2023.
  An 11,000 m exploration drill program designed to expand oxide and mixed resource for future heap leach mine plans has been initiated on low-grade gold-silver stockpiles left behind by previous operators.
  Integra has employed an External Stakeholder Plan ("ESP") for the last three years that is a robust management plan that focuses on 4 primary areas: stakeholder engagement, transparent communications, community involvement and support, and monitoring and reporting.
    Since implementation of formal stakeholder tracking registry in Q2 2021, a total of 7,710 individual stakeholders have been engaged.
  There is a high level of stakeholder support in the communities in which Integra operates.
    In most recent (December 2021) Community Report Card survey, 92% of respondents support the advancement of the DeLamar Project, and 83% of respondents agree that the actions of Integra and its employees exhibit the Company's core values of Integrity, Care, & Innovation.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to provide an update on various permitting activities that have been underway since 2020 in anticipation of the filing of the Mining Plan of Operations in Q4 2023. The review and approval process for the MPO by the BLM constitutes a federal action under the National Environmental Policy Act ("NEPA") and BLM regulations. The MPO is the basis for the impacts to be analyzed during the NEPA process. Alternatives in the MPO are required for scoping in NEPA process, as well as for geochemical characterization and groundwater modeling. Potential disturbances and anticipated impacts provided in the MPO will be the basis for all federal, state, and local permitting efforts.

"The Company continues to push the DeLamar Project forward on two fronts: de-risking DeLamar through permitting and expanding the resource through drilling. On the permitting front, many key studies are well advanced. The Company has initiated baseline studies designed to ensure data collection and/or monitoring since 2020. These studies, among other items, will be fed into an MPO to be filed in late 2023," noted President and CEO George Salamis. "On the second front, we are excited to announce that the Company has commenced a drill program on the historic low-grade gold-silver stockpiles that were mined and stored by previous operators. The 11,000 m drill program is aimed at growing the oxide resource to potentially expand future heap leach operations at DeLamar. This material once successfully defined, could result in a significant amount of low-cost gold-silver mineralized material being added to future mine plans at DeLamar. These stockpiles, much of which were to be moved as part of the pre-stripping cost in the Company's Pre-feasibility Study, have the potential to further enhance both the economics and mine life of DeLamar."

To date, the Company has completed more than 80% of the required fieldwork for the baseline studies associated with the proposed mine features at DeLamar. These baseline studies have been ongoing since 2020 and the remaining 20% of required study will be finished during the 2023 field season. The baseline studies include:

Baseline Study	Lead Consultant
Aquatic Resources	EcoAnalysts, Inc. and BioAnalysts, Inc.
Wetlands, Seeps and Springs	GeoEngineers Inc. and Haley & Aldrich
Cultural Resources	Tetra Tech Inc.
Wildlife	ERM
Vegetation	Cedar Creek Associates, Inc.
Soils	Cedar Creek Associates, Inc.
Surface Water Hydrology and Quality	Brown and Caldwell
Ground Water Modeling and Quality	Brown and Caldwell
Geochemistry	SRK Consulting

Long lead-time studies, such as groundwater modeling and geochemical characterization, were initiated in 2021. Groundwater and geochemical modeling will aid in the determination of required reclamation activities as well as the basis for various permits required to be in place prior to construction including Idaho Department of Environmental Quality ("IDEQ") Point of Compliance, Section 404 of the Clean Water Act, and Cyanidation Permit.

Ongoing engineering design is underway and the team is refining the placement of facilities, pit design, mining sequence, geotechnical investigations, and material processing to develop a complete and accurate MPO. Other elements such as transportation, energy needs, and public safety are also under development. The Reclamation Plan, an essential element of the MPO, will be completed in 2023.

The Company has been working closely with the BLM since signing a Memorandum of Understanding with the agency in August 2020 to facilitate the hiring of a dedicated mineral specialist in the Marsing, Idaho BLM office (please refer to the Company's press release dated August 20, 2020 for further details).  SWCA Environmental Consultants has been selected as the third-party consultant to the BLM.

Permitting / Engineering Planned Activities - 2022-2023:

The following activities are on-going or will begin soon for the MPO:

  Continued geotechnical studies
  Continued condemnation drilling
  Waste rock/mineralized material stockpile capacities
  Site-wide water balance determination
  Reclamation and continued identification of closure materials
  Continued Agency coordination on MPO development

Oxide Expansion Drill Program:

The Company has commenced an 11,000 m drill program at DeLamar using a sonic drill rig. The drill program will test approximately 60 million tonnes ("Mt") of low-grade gold-silver mineralized material that was stockpiled and/or used as backfill by previous mine operators at DeLamar from the 1970s to the late 1990s. The estimated cut-off grade used by previous operators ranged from 0.80 g/t AuEq and 0.90 g/t AuEq, a cut-off significantly above that used in the Company's Pre-feasibility Study and suggesting that a significant amount of the 60 Mt of stockpiled material could potentially be amenable to heap leaching.  As this material has already been mined and segregated close to or within existing planned mining infrastructure, with the associated mining and stripping costs already incurred by the previous mine operators, this material has the potential to be a source of low-cost gold and silver production in future mine plans.

The stockpile drilling program will be executed at 60 m collar spacing with select 30 m infill test holes. All drilling will be vertical through the entirety of the stockpiles. Sampling will be conducted at 1.5 m intervals for the whole of the drilling with all samples sent to a third-party lab for analysis. Bottle roll testing will be conducted on crushed material and column leach testing is planned for select material obtained with the sonic drill.

Stakeholder Engagement

Integra's ESP outlines a Social Performance Management approach that is implemented through a set of objectives that, together, constitute the Company's approach to stakeholder management: 1. Stakeholder Engagement 2. Communications 3. Community Involvement and Support 4. Monitoring and Reporting.  The strategies and objectives of the ESP continually evolve as Integra's staff experience the culture, values, and priorities of the communities surrounding the DeLamar Project. These four primary objectives continue to provide the foundational elements of the Company's Social Performance Management.

Recent key priorities have focused on establishing formal policies, procedures, and objective metric-tracking mechanisms to bolster the Company's ESP. These tools establish qualitative Key Performance Indicator ("KPI") measurement tools which can be tracked year over year to better understand the Company's performance. Additionally, these tools serve to embed the four tenants of the ESP into the cultural fabric of Integra as a company now and into the future through formal adoption of procedures and Company-wide participation.

With all stakeholder engagement activities, Integra leads with its Core Values of Integrity, Care, and Innovation. Heavy focus is placed on listening to stakeholders and ensuring that programs and partnerships align with the culture, values, and priorities of our diverse stakeholder groups. Integra focuses on being an active partner in the community, directing our efforts towards developing lasting, mutually understanding relationships and generating shared value for all stakeholders, as well as for the DeLamar Project.

Highlighting Integra's commitment to responsible and long-term stakeholder management, in 2021 the Company brought on a dedicated Community Affairs Manager. This position focuses on direct stakeholder engagement and leads the implementation of Integra's ESP.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the DeLamar Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, and Tim Arnold (PE, SME), Integra's Chief Operating Officer of Reno, Nevada. Both are "Qualified Persons" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment and now Pre-feasibility Study ("PFS"). An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.